

02013849

P.E. 2/11/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of **February 2002 – Enerplus Resources Fund –** ***Notice of Annual General and Special Meeting of the Fund***

ENERPLUS RESOURCES FUND
(Translation of registrant's name into English)

Western Canadian Place -1900 – 700 – 9th Avenue S.W., Calgary, Alberta – Canada – T2P 3V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.................................. Form 40-FX

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................. No......X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-.........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
(Registrant)

Date February 7, 2002 By  (Signature)* CHRISTINA MEEUWSEN
CORPORATE SECRETARY

* Print the name and title of the signing officer under his signature

EXPLANATORY NOTE: Attached as Exhibit A to this Form 6-K is a copy of the Press Release issued by Enerplus Resources Fund.



The Enerplus Group

The Enerplus Group of Companies

Western Canadian Place
1900, 700 - 9th Avenue S.W.
Calgary, Alberta
T2P 3V4

Telephone: (403) 298-2200
Fax: (403) 298-2211

'SCHEDULE "A"

ENERPLUS RESOURCES FUND

Notice of Record and Meeting Date
for Annual General and Special Meeting of Unitholders

Enerplus Resources Fund (the "Fund") hereby gives notice that March 7, 2002 has been fixed as the Record Date for determination of those Unitholders entitled to receive notice and to vote at the Annual General and Special Meeting of the Fund to be held in the Conference Rooms A & B, Plus 30 Level of the Western Canadian Place, 700 - 9th Avenue S.W., in Calgary, Alberta, commencing at 10:00 a.m. on April 25, 2002.

BY ORDER OF THE BOARD



Christina S. Meeuwsen
Corporate Secretary
EnerMark Inc.
on behalf of
Enerplus Resources Fund
Calgary, Alberta
February 7, 2002